JINGLZ, INC.
STATEMENT OF CASH FLOWS
(Unaudited)

	December 31, 2019	December 31, 2018
Cash flows from operating activies		
Net loss	$ (965,149)	$ (1,113,640)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	4,606	4,263 .
Changes in operating assets and liabilities		
Deposits	-	-
Prepaid expenses	24,494	(36,993)
Software development	(286,238)	(266,218)
Accounts payable and accrued expenses	(9,116)	49,188
Accrued compensation	(878)	(72,909)
Net cash used in operating activities	(1,232,281)	(1,436,310)
Cash flows from investing activitees		
Purchase of equipment	-	(13,329)
Investment in stock	-	(5,000)
Net cash used in investing activities	-	(18,329)
Cash flows from financing activities		
Proceeds for issuance of common stock	1,176,553	1,688,401
Payments for cancelled shares	(12,000)	
Payments for loan payable	-	(196)
Net cash provided by financing activities	1,164,553	1,688,205
Net increase (decrease) in cash	(67,728)	233,566
Cash, beginning of period	256,270	22,704
Cash, end of period	$ 188,542	$ 256,270
Supplemental Information:		
Cash paid for:		
Taxes	$ -	$ 250
Interest Expense	$ -	$ -

The accompanying notes are an integral part of these financial statements